United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 1, 2019

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

1 November 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 29 May 2019 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Highest price paid per share (USX)	Lowest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
25 October 2019	300	53.77	53.75	53.756667	BATS Global Markets (“BATS”)
25 October 2019	200	53.75	53.75	53.750000	Boston Stock Exchange (“BSE”)
25 October 2019	100	53.76	53.76	53.760000	BATS Global Markets Secondary Exchange (“BYX”)
25 October 2019	100	53.78	53.78	53.780000	CFX Alternative Trading (“CFX”)
25 October 2019	1,701	53.78	53.49	53.593551	NASDAQ (“NASDAQ”)
25 October 2019	148,674	54.66	53.4	54.037402	New York Stock Exchange (“NYSE”)
25 October 2019	100	53.77	53.77	53.770000	OTC Markets (“OTC”)
25 October 2019	6,525	53.78	53.5	53.694549	NYSE Arca (“PSE”)
25 October 2019	200	53.76	53.76	53.760000	CBOE EDGA Equity Exchange (“XDEA”)
25 October 2019	100	53.76	53.76	53.760000	CBOE EDGX Equity Exchange (“XDEX”)
28 October 2019	200	53.5	53.5	53.500000	BATS
28 October 2019	100	53.5	53.5	53.500000	CFX
28 October 2019	364	53.5	53.39	53.469780	NASDAQ
28 October 2019	74,300	54.33	53.36	53.725603	NYSE

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28 October 2019	600	53.67	53.495	53.604167	OTC
28 October 2019	7,334	53.77	53.5	53.594423	PSE
28 October 2019	2	53.5	53.5	53.500000	XDEA
28 October 2019	100	53.5	53.5	53.500000	XDEX
29 October 2019	4,300	53.31	53.31	53.310000	BYX
29 October 2019	6,400	53.3	52.595	53.115313	CFX
29 October 2019	14,312	53.34	52.81	53.121994	NASDAQ
29 October 2019	62,436	53.52	52.6	53.139070	NYSE
29 October 2019	3,759	53.54	52.8	53.108936	OTC
29 October 2019	6,209	53.27	53.16	53.225709	PSE
29 October 2019	3,584	53.32	52.95	53.259710	XDEX
30 October 2019	70,000	53.91	53.05	53.556642	NYSE
31 October 2019	70,000	53.8	53.29	53.512992	NYSE

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc (ISIN: GB00BDCPN049)
Dates of purchases:	25, 28, 29, 30 and 31 October 2019
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at:

https://www.ccep.com/system/file_resources/7371/191101_Weekly_Buyback_Programme_trade_details.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: November 1, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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